Mid Cap Growth Fund
After the close of business on July 16, 2010, Mid Cap Growth Fund acquired the net assets of Evergreen Mid Cap Growth Fund. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. Shareholders holding Class A, Class B, Class C and Class I shares of Evergreen Mid Cap Growth Fund received Class A, Class B, Class C and Institutional Class shares, respectively, of Mid Cap Growth Fund in the reorganization.
The acquisition was accomplished by a tax-free exchange of all of the shares of Evergreen Mid Cap Growth Fund for 64,943,816 shares of Mid Cap Growth Fund valued at $314,543,417 at an exchange ratio of 0.93, 0.95, 0.95, and 0.95 for Class A, Class B, Class C, Institutional Class shares, respectively. The investment portfolio of Evergreen Mid Cap Growth Fund with a fair value of $314,775,809, identified cost of $305,493,887 and unrealized appreciation of $9,281,922 at July 16, 2010 were the principal assets acquired by Mid Cap Growth Fund. The aggregate net assets of Evergreen Mid Cap Growth Fund and Mid Cap Growth Fund immediately prior to the acquisition were $314,543,417 and $126,302,768, respectively. The aggregate net assets of Mid Cap Growth Fund immediately after the acquisition were $440,846,185. For financial reporting purposes, assets received and shares issued by Mid Cap Growth Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen Mid Cap Growth Fund was carried forward to align ongoing reporting Mid Cap Growth Fund Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.
Assuming the acquisition had been completed November 1, 2009, the beginning of the annual reporting period for Mid Cap Growth Fund, Mid Cap Growth Fund's pro forma results of operations for the period ended September 30, 2010
would have been:

Net investment income $ 296,782
Net realized and unrealized gains or losses on investments $68,942,602
Net increase in net assets resulting from operations $69,239,384

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen Mid Cap Growth Fund that have been included in Mid Cap Growth Fund Fund's Statement of Operations since July 19, 2010.

Special Mid Cap Value Fund
After the close of business on July 16, 2010, Special Mid Cap Value Fund acquired the net assets of Evergreen Fundamental Mid Cap Value Fund. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. Shareholders holding Class A, Class B, Class C and Class I shares of Evergreen Fundamental Mid Cap Value Fund received Class A, Class A, Class C and Institutional Class shares, respectively, of Special Mid Cap Value Fund in the reorganization. The acquisition was accomplished by a tax-free exchange of all of the shares of Evergreen Fundamental Mid Cap Value Fund for 108,922 shares of Special Mid Cap Value Fund valued at $1,878,754 at an exchange ratio of 0.52, 0.51, 0.52 and 0.51 for Class A, Class A, Class C and Institutional Class shares, respectively. The investment portfolio of Evergreen Fundamental Mid Cap Value Fund with a fair value of $1,880,512, identified cost of $1,874,594 and unrealized appreciation of $5,918 at July 16, 2010 were the principal assets acquired by Special Mid Cap Value Fund. The aggregate net assets of Evergreen Fundamental Mid Cap Value Fund and Special Mid Cap Value Fund immediately prior to the acquisition were $1,878,754 and $580,555,264, respectively. The aggregate net assets of Special Mid Cap Value Fund immediately after the acquisition were $582,434,018. For financial reporting purposes, assets received and shares issued by Special Mid Cap Value Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen Fundamental Mid Cap Value Fund was carried forward to align ongoing reporting Special Mid Cap Value Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.
Assuming the acquisition had been completed November 1, 2009, the beginning of the annual reporting period for Special Mid Cap Value Fund, Special Mid Cap Value Fund's pro forma results of operations for the period ended September 30, 2010 would have been:

Net investment income $ 14,846,020
Net realized and unrealized gains or losses on investments $138,564,496
Net increase in net assets resulting from operations $153,410,516

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen Fundamental Mid Cap Value Fund that have been included in Special Mid Cap Value Fund's Statement of Operations since July 19, 2010. Effective at the close of business on September 19, 2008, Small/Mid Cap Core Fund's predecessor, Evergreen Golden Core Opportunities Fund, had acquired the net assets of Evergreen Special Equity Fund in a tax-free exchange for Class A, Class B, Class C, and Class I shares of Evergreen Golden Core Opportunities Fund. Shares were issued to Class A, Class B, Class C, Class I and Class IS shareholders of Evergreen Special Equity Fund at an exchange ratio of 1.22, 1.14, 1.14, 1.28 and 1.23 for Class A, Class B, Class C, Class I and Class A shares, respectively, of Evergreen Golden Core Opportunities Fund. The acquired net assets consisted primarily of portfolio securities with unrealized depreciation of $1,641,682. The aggregate net assets of Evergreen Golden Core Opportunities Fund and Evergreen Special Equity Fund immediately prior to the acquisition were $4,929,372 and $54,052,596, respectively. The aggregate net assets of Evergreen Golden Core Opportunities Fund immediately after the acquisition were $58,981,968.

Diversified Equity Fund
After the close of business on July 16, 2010, Diversified Equity Fund acquired the net assets of Wells Fargo Advantage Growth Equity Fund. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. Shareholders holding Class A, Class B, Class C, Administrator Class and Institutional Class shares of Wells Fargo Advantage Growth Equity Fund received Class A, Class B, Class C, Administrator Class and Administrator Class shares, respectively, of Diversified Equity Fund in the reorganization. The acquisition was accomplished by a tax-free exchange of all of the shares of Wells Fargo Advantage Growth Equity Fund for 4,232,997 shares of Diversified Equity Fund valued at $97,176,430 at an exchange ratio of 0.43, 0.34, 0.37, 0.45, and 0.45 for Class A, Class B, Class C, Administrator Class and Administrator Class shares, respectively. The investment portfolio of Wells Fargo Advantage Growth Equity Fund with a fair value of $97,257,117, identified cost of $94,788,723 and unrealized appreciation of $2,468,394 at July 16, 2010 were the principal assets acquired by Diversified Equity Fund. The aggregate net assets of Wells Fargo Advantage Growth Equity Fund and Diversified Equity Fund immediately prior to the acquisition were $97,176,430 and $378,307,932, respectively. The aggregate net assets of Diversified Equity Fund immediately after the acquisition were $475,484,362. For financial reporting purposes, assets received and shares issued by Diversified Equity Fund were recorded at fair value; however, the cost basis of the investments received from Wells Fargo Advantage Growth Equity Fund was carried forward to align ongoing reporting Diversified Equity Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Assuming the acquisition had been completed October 1, 2009, the beginning of the annual reporting period for Diversified Equity Fund, the pro forma results of operations for the year ended September 30, 2010 would have been:

Net investment income $ 3,978,785
Net realized and unrealized gains or losses on investments $35,855,587
Net increase in net assets resulting from operations $39,834,372

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Wells Fargo Advantage Growth Equity Fund that have been included in Diversified Equity Fund's Statement of Operations since July 19, 2010.

Growth Balanced Fund
After the close of business on July 16, 2010, Growth Balanced Fund acquired the net assets of Wells Fargo Advantage Aggressive Allocation Fund. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. Shareholders holding Administrator Class shares of Wells Fargo Advantage Aggressive Allocation Fund received Administrator Class shares of Growth Balanced Fund in the reorganization. The acquisition was accomplished by a tax-free exchange of all of the shares of Wells Fargo Advantage Aggressive Allocation Fund for 4,302,152 shares of Growth Balanced Fund valued at $93,512,961 at an exchange ratio of 0.47. The investment portfolio of Wells Fargo Advantage Aggressive Allocation Fund with a fair value of $93,914,260, identified cost of $90,492,734 and unrealized appreciation of $3,421,526 at July 16, 2010 were the principal assets acquired by Growth Balanced Fund. The aggregate net assets of Wells Fargo Advantage Aggressive Allocation Fund and Growth Balanced Fund immediately prior to the acquisition were $93,512,961 and $835,788,923, respectively. The aggregate net assets of Growth Balanced Fund immediately after the acquisition were $929,301,884. For financial reporting purposes, assets received and shares issued by Growth Balanced Fund were recorded at fair value; however, the cost basis of the investments received from Wells Fargo Advantage Aggressive Allocation Fund was carried forward to align ongoing reporting Growth Balanced Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed October 1, 2009, the beginning of the annual reporting period for Growth Balanced Fund, the pro forma results of operations for the year ended September 30, 2010 would have been:

Net investment Income $17,528,024
Net realized and unrealized gains on investments $18,668,607
Net increase in net assets resulting from operations $36,196,631
Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Wells Fargo Advantage Aggressive Allocation Fund that have been included in Growth Balanced Fund's Statement of Operations since July 19, 2010.